ORIGINAL
RECEIVED
31 2009
OFF... OF THE SECRETARY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Received SEC
JUL 31 2009
Washington, DC 20549

RECOVERY ENTERPRISES, INC.
(Exact name of Issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

7231 S. Eastern Ave., Ste. B247 Las Vegas, Nevada 89119 (702) 588-8708
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Cane Clark Agency, LLC, 3273 East Warm Springs, Las Vegas, NV 89120 (702) 312-6255.
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

6500	**42-1599830**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

COPIES OF COMMUNICATIONS TO:
Cane Clark LLP
Attn: Joe Laxague, Esq.
3273 East Warm Springs
Las Vegas, NV 89120
Ph : (702) 312-6255
Fax : (702) 944-7100

PART I — NOTIFICATION

ITEM 1. Significant Parties

Our sole officer and director is Dale Dustan Baumbauer, 7231 S. Eastern Ave., Ste. B247, Las Vegas, Nevada 89119. Mr. Baumbauer, who currently owns 98.43% of our issued and outstanding common stock, is the only person who owns 5% or more of our equity securities, either beneficially or of record. We have no other affiliates, no promoters, and no underwriters in connection with the proposed offering. Our counsel with respect to the proposed offering is Cane Clark LLP, 3273 East Warm Springs, Las Vegas, NV 89120

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1, above, are subject to any of the disqualification provisions of Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

We currently intend to offer the shares in this offering solely in the State of Nevada. No underwriters, dealers, or sales persons have been employed in connection with the proposed offering. We will sell the shares in this offering through our officers and directors. The officers and directors engaged in the sale of the securities will receive no commission from the sale of the shares nor will they register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a) 4-1.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Except as set forth below, the issuer has not issued any unregistered securities within the year prior to the filing of this Form 1-A:

On June 30, 2009, we entered into a Share Exchange Agreement with Southwest Solutions, Inc., a privately held Nevada corporation ("Southwest"). Under the Share Exchange Agreement, we obtained 100% of the issued and outstanding shares of Southwest in exchange for our issuance of 200,000,000 new shares of our common stock to the former shareholder of Southwest. As a result of the share exchange, Southwest became our wholly-owned subsidiary. The 200,000,000 new shares of our common stock issued in connection with the Share Exchange Agreement were not registered under the Securities Act of 1933, but were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. We did not engage in any general solicitation or advertising with regard to the shares issued under the Share Exchange Agreement.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor its affiliates are currently offering or contemplating the offering of any securities other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no arrangements known to the issuer or to any person named in response to Item 1, above, for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no underwriters that intend to confirm sales to any accounts over which they exercise discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had any material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The issuer did not use a publication authorized by Rule 254 prior to the filing of this notification.

PART II – OFFERING CIRCULAR

RECOVERY ENTERPRISES, INC.

PUBLIC OFFERING

25,000,000 UNITS
EACH UNIT CONSISTING OF:
1 SHARE OF COMMON STOCK, AND
1 WARRANT TO PURCHASE 1 SHARE OF COMMON STOCK

50,000,000 SHARES OF COMMON STOCK
[25,000,000 SHARES WHICH ARE A PART OF THE UNITS, AND
25,000,000 ADDITIONAL SHARES ISSUABLE UPON EXERCISE
OF THE WARRANTS WHICH ARE A PART OF THE UNITS]

This offering circular relates to our public offering of up to 25,000,000 Units at an offering price of $0.0012 per Unit, each Unit consisting of one (1) new share of our common stock and one (1) warrant to purchase one new share of common stock at a price of $.002 per share, exercisable for one year. This offering circular pertains both to the 25,000,000 shares of common stock and 25,000,000 warrants which make up the Units, as well as the additional 25,000,000 shares of common stock issuable upon exercise of the warrants. The offering will commence promptly after the date that this offering circular is qualified and close no later than 120 days after the date of this offering circular. However, we may extend the offering for up to 90 days following the 120 day offering period. We will pay all expenses incurred in this offering. The shares are being offered by us on a "best efforts" basis and there can be no assurance that all or any of the shares offered will be subscribed. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. There is no minimum offering required for this offering to close. All funds received as a result of this offering will be immediately available to us for our general business purposes. The Maximum Offering amount is 25,000,000 Units ($30,000).

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The offering is a self-underwritten offering; there will be no underwriter involved in the sale of these securities. We intend to offer the securities through our officers and Directors, who will not be paid any commission for such sales.

	Offering Price	Underwriting Discounts and Commissions	Proceeds to Company
Per Unit	$0.0012	None	$0.005
Total (maximum offering)	$30,000	None	$30,000

The purchase of the securities offered through this offering circular involves a high degree of risk. See section entitled "Risk Factors" starting on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this offering circular. Any representation to the contrary is a criminal offense.

The information in this offering circular is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The offering circular is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Date of This Offering circular is: July 29, 2009

Table of Contents

Summary

Recovery Enterprises, Inc.

The Company

We are a Nevada corporation incorporated July 23, 2003. Unil recently, our operations had been dormant for a number of years. On June 30, 2009, we entered into a Share Exchange Agreement with Southwest Solutions, Inc., a privately held Nevada Corporation ("Southwest"). In connection with the closing of the Share Exchange Agreement, we obtained 100% of the issued and outstanding shares of Southwest and it became our wholly-owned subsidiary (the "Share Exchange"). Southwest is deemed to be the accounting acquirer in the Share Exchange. Consequently, the assets and liabilities and the historical operations of Southwest prior to the Share Exchange are reflected in the financial statements and are recorded at the historical cost basis of Southwest. As a result of the recent Share Exchange, we intend to carry on the business of our wholly-owned subsidiary, Southwest, as our primary line of business.

Southwest was incorporated March 30, 2009 to pursue the acquisition, renovation, remediation, and sale of detached single-family dwellings in or near the foreclosure process located principally, but not exclusively, in the state of Nevada.

We are a development stage company and have not generated any revenues to date. As of June 30, 2009, we had $5,340 in current assets and no current liabilities. Accordingly, we had working capital of $5,340 as of June 30, 2009. Our current working capital is not sufficient to enable us to implement our business plan as set forth in this offering circular. For these and other reasons, there is a substantial doubt about our ability to continue as a going concern. Accordingly, we will require additional financing, including the equity funding sought in this offering circular.

We are offering to investors up to 25,000,000 Units at an offering price of $0.0012 per Unit, each Unit consisting of one (1) new share of our common stock and one (1) warrant to purchase one new share of common stock at a price of $.002 per share, exercisable for one year (the "Offering"). Our business plan is to use the proceeds of this offering as a down payment in a financed "short sale" purchase of our first property. However, our management has retained discretion to use the proceeds of the Offering for other uses. The minimum investment amount for a single investor is $1,200 for 1,000,000 Units. The Units are being offered by us on a "best efforts" basis and there can be no assurance that all or any of the shares offered will be subscribed. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. There is no minimum offering required for this offering to close. The proceeds of this offering will be immediately available to us for our general business purposes. The Maximum Offering amount is 25,000,000 Units ($30,000).

Our principal executive offices are located at 7231 S. Eastern Ave., Ste. B247 Las Vegas, Nevada 89119. Our phone number is (702) 588-8708.

Our fiscal year end is June 30.

The Offering

Securities Being Offered	Up to 25,000,000 Units at an offering price of $0.0012 per Unit, each Unit consisting of one (1) new share of our common stock and one (1) warrant to purchase one new share of common stock at a price of $.002 per share, exercisable for one year.
Offering Price	The offering price of the common stock is $0.0012 per Unit.
Minimum Number of Units To Be Sold in This Offering	n/a
Maximum Number of Units To Be Sold in This Offering	25,000,000
Securities Issued and to be Issued	203,189,147 shares of our common stock are issued and outstanding as of the date of this offering circular. Our sole officer and director, Mr. Dale Baumbauer, owns an aggregate of 98.43% of the common shares of our company and therefore has substantial control. Upon the completion of this offering, our officers and directors will own an aggregate of approximately 87.65% of the issued and outstanding shares of our common stock if the maximum number of shares is sold.
Number of Shares Outstanding After The Offering If All The Units Are Sold	228,189,147, plus warrants to purchase an additional 25,000,000 shares.
Use of Proceeds	If we are successful at selling all the Units we are offering, our proceeds from this offering will be approximately $30,000. We intend to use these proceeds to execute our business plan.
Offering Period	The shares are being offered for a period up to 120 days after the date of this Offering circular, unless extended by us for an additional 90 days.

Summary Financial Information

Balance Sheet Data	Fiscal Year Ended June 30, 2008 (unaudited)
Cash	$5,340
Total Assets	$5,340
Liabilities	$0
Total Stockholder's Equity (Deficit)	$5,340
Statement of Operations	
Revenue	$0
Net Profit (Loss) for FYE 5.30.09	$115

Risk Factors

You should consider each of the following risk factors and any other information set forth herein, including our financial statements and related notes, in evaluating our business and prospects. The risks and uncertainties described below are not the only ones that impact on our operations and business. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business or operations. If any of the following risks actually occur, our business and financial results or prospects could be harmed. In that case, the value of the Common Stock could decline.

Risks Related To Our Financial Condition and Business Model

Because we have a limited operating history, it is difficult to evaluate your investment in our stock.

Evaluation of our business will be difficult because we have a limited operating history. We are in the development stage of our business and have not yet begun to implement our new business plan. To date, revenues are not substantial enough to maintain us without additional capital injection. We face a number of risks encountered by early-stage companies, including our need to develop infrastructure to support growth and expansion; our need to obtain long-term sources of financing; our eventual need to establish our marketing, sales and support organizations; and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks. If we are unable to sustain profitable operations, investors may lose their entire investment in us.

If management determines to pursue a business plan other than the one described herein, investors will have little if any recourse.

Although we intend to pursue debt and equity financing and use the proceeds of that financing to acquire interests in various properties as described below, our management has retained discretion to use the proceeds of such financing for other purposes. Management may exercise this discretion to invest in projects that are substantially different from, and perhaps riskier than, those described in this registration statement. Such projects may be beyond the current expertise of our management and may be subject to risks of which our management is unaware and which are not discussed in this registration statement.

Because real estate investments are by their very nature speculative, we may never realize any revenue and must be considered a high-risk business.

We intend to invest in real estate. Investments in real estate ventures are inherently risky. Investments in real estate are not federally insured. Thus, an investor in the company must be prepared for the delays and costs associated with such underlying risks. If we obtain financing and are not able to make debt payments, the lender may foreclose on the property. Foreclosure may result in a total loss of the shareholders' investment as they will be subordinate to the position of any secured lenders. Thus, the Company's investment objectives must be considered speculative, and there can be no assurance that the Company will achieve them or that the Company will be successful or profitable.

Real estate investments may generate income and capital appreciation at a rate less than that anticipated or available through investment in other investments and may not even generate income sufficient to meet operating expenses. Income from real estate investments may be affected by many factors, including adverse changes in general economic conditions; adverse local conditions, such as competitive over-building or a decrease in employment; adverse changes in real estate zoning laws, particularly "down-zoning", which may reduce the desirability of real estate in the area; or acts of God, such as earthquakes and floods.

Because of the nature of the investment, we may not experience any significant positive cash flow on any project that requires us to hold a parcel of real property for a substantial period of time, if ever. A delay in our ability to sell such a property may cause a delay in the Shareholders receiving dividend payments. Therefore, shareholders should not purchase Units with the expectation of receiving a cash flow.

Because our underlying real estate investments will be highly illiquid, we may not be able to generate funds when necessary, and our business may fail.

Our investments will be highly illiquid because real estate investments sometimes require a substantial amount of time to sell or liquidate. A decision on our part to sell any particular parcel of real property may delay or prevent us from generating revenue as we may be unable to dispose of our properties when we need to do so in order to generate cash, or to liquidate the company. Furthermore, our investments may be difficult to value because we will invest in illiquid investments for which it is highly unlikely there will ever be a public market.

Notwithstanding the amount of due diligence which may be carried out by our management prior to our investment in any particular project, any one or all of our investments may nevertheless fail for a variety of reasons which may not be foreseeable or avoidable by our management.

Because we have not yet identified properties in which we intend to invest, shareholders may not evaluate our business based upon prospective investments.

We have not identified the single-family dwellings in which we intend to invest. There can be no assurance that any purchase of, or investment in, any real estate will be consummated. At present, a prospective investor has no assurances as to the identity of any real estate to be acquired by us or other relevant economic and financial data that, if known, would be of assistance in evaluating the merits of investing in the company. There can be no assurance that any real estate which may be acquired by us in the future will produce income or will increase in value, or that desirable real estate meeting our investment objectives and policies can be acquired on financially attractive terms.

If we suffer uninsured losses, our business may fail.

We may suffer casualty or loss that is uninsured. Real estate is subject to natural disasters, such as floods and earthquakes, which may not be covered by insurance. A terrorist attack in Southern Nevada would likely have an adverse impact on the regional economy. Terrorism may also not be covered by insurance.

Because we have not established the Southwest Solutions brand name we may be hindered from generating revenues, which will reduce the value of your investment.

Because we are a new company offering new services and we have not conducted advertising, there is currently no recognition of our Southwest Solutions brand name. As a result, consumers may utilize other companies than ours that have brand recognition in the market and we may be unable to generate sufficient revenues to meet our expenses or meet our business plan objectives, which will reduce the value of your investment.

If short sales do not continue to gain acceptance as an acceptable alternative to foreclosure or if our services do not achieve broad acceptance, we will not be able to achieve revenues.

We hope to achieve revenues from rent payments initially, and from homes sales in the long term. We cannot accurately predict future growth rates or the numbers of foreclosures, which drives demand for short sales. Demand for our service may not occur as anticipated, or may decrease, either generally or in specific geographic markets, during particular time periods. Steady or increasing demand for our service depends on a number of factors, such as:

- the cost, performance and reliability of our services and services offered by our competitors;
- public perceptions regarding short sales and the effectiveness and value of short sales;

- customer satisfaction with short sales;
- financial markets, economic conditions, real estate markets, and the number and prevalence of foreclosures; and
- marketing efforts and publicity regarding the needs for short sales and the public demand for short sales.

Even if short sales gain and maintain wide market acceptance, our services may not adequately address market requirements and may not continue to gain market acceptance. If short sales generally, or our services specifically, do not maintain wide market acceptance, we may not be able to achieve our anticipated level of growth, we may not achieve revenues and results of operations would suffer.

If we are unable to gauge trends and react to changing economic conditions and consumer preferences in a timely manner, our sales will decrease, and our business may fail.

We believe our success depends in substantial part on our ability to offer services to homeowners in financial difficulty that reflect current needs and anticipate, gauge and react to changing consumer demands in a timely manner. Our business is vulnerable to changes in economic conditions and consumer preferences. We will attempt to reduce the risks of changing demands and product acceptance in part by adjusting our business plan as economic conditions and consumer preferences change, so that we may offer not only our core services, but additional options from year to year. Nevertheless, if we misjudge consumer needs for our services, our ability to purchase homes could be impaired resulting in the failure of our business. There are no assurances that our future services will be successful, and in that regard, any unsuccessful services could also adversely affect our business.

In the event that we are unable to successfully compete in purchasing homes in short sales, we may not be able to achieve profitable operations.

We face substantial competition in the industry. Due to our small size, it can be assumed that many of our competitors have significantly greater financial, technical, marketing and other competitive resources. These competitors may have completed more home purchases and developed relationships with lenders, and are presently marketing their services to potential customers. Accordingly, these competitors may have already begun to establish brand-recognition with homeowners and lenders. We will attempt to compete against these competitors by offering features for our services that exceed the features offered by competing companies. However, we cannot assure you that we will outperform competitors or those competitors will not develop new service offerings that exceed what we provide. In addition, we may face competition based on price. If our competitors offer higher prices for homes, then it may not be possible for us to market our services at prices that are economically viable. Increased competition could result in:

- Lower than projected revenues;
- Price reductions and lower profit margins;

- The inability to develop and maintain our services with features and usability sought by potential customers.

Any one of these results could adversely affect our business, financial condition and results of operations. In addition, our competitors may develop competing services that achieve greater market acceptance. It is also possible that new competitors may emerge and acquire significant market share. Our inability to achieve revenue due to competition will have an adverse effect on our business, financial condition and results of operations.

If we do not effectively implement measures to sell our services, we may never achieve revenues and you will lose your entire investment.

When we have raised sufficient funds to purchase homes in short sales, we will begin offering our services to the public under our new business plan. We have not yet generated revenues, or taken active steps to develop a sales force to attain revenues. We have no experience in negotiating short sales or locating homeowners who may be amenable to such a service. Moreover, our sales and marketing efforts may not achieve intended results and therefore may not generate the revenue we hope to achieve. As a result of our corporate strategies, we have decided to initially focus our resources in select areas in Southern Nevada. We may change our focus to other markets in the future. There can be no assurance that our focus or our near term plans will be successful. If we are not able to successfully address markets for our Services, we may not be able to grow our business, compete effectively or achieve profitability.

If we are unable to successfully manage growth, our operations could be adversely affected.

Our progress is expected to require the full utilization of our management, financial and other resources, which to date has occurred with limited working capital. Our ability to manage growth effectively will depend on our ability to improve and expand operations, including our financial and management information systems, and to recruit, train and manage sales personnel. There can be no absolute assurance that management will be able to manage growth effectively.

If we do not properly manage the growth of our business, we may experience significant strains on our management and operations and disruptions in our business. Various risks arise when companies and industries grow quickly. If our business or industry grows too quickly, our ability to meet customer demand in a timely and efficient manner could be challenged. We may also experience development delays as we seek to meet increased demand for our services. Our failure to properly manage the growth that we or our industry might experience could negatively impact our ability to execute on our operating plan and, accordingly, could have an adverse impact on our business, our cash flow and results of operations, and our reputation with our current or potential customers.

If we are unable to negotiate short sales with both lenders and homeowners, we will be unable to pursue our business plan, and our business may fail.

Because we are dependent on reaching an agreement with both homeowners and their lenders, we face a significant obstacle to our business if we are unable to successfully negotiate such agreements on favorable terms for us or at all. Homeowners must be willing to give up ownership of their homes, usually with no equity realized and often for a significantly lower price than they paid for the house. This can create emotional hardship for the homeowner and make negotiations more difficult. At the same time, lenders must be willing to forgive a significant portion of the loan balance outstanding against the property. Because of current market conditions, this may be less then lender's overall loss. However, lenders are still reticent to forgive any portion of a loan, so approval may be time consuming and difficult to procure even in straightforward deals. If we are unable to bring all parties together in a satisfactory resolution, the individual short sale will fail. If we cannot negotiate sufficient short sales to meet out business objectives, our business will fail.

Because the real estate industry is dependent upon general economic conditions and uncertainties, future developments could result in a material adverse effect on our business.

The real estate industry is subject to economic changes and periodical fluctuations. Regional or national economic recovery could have a material adverse effect on our business. The national economy is affected by numerous factors and conditions, all of which are beyond our control, including (a) Interest rates; (b) Inflation; (c) Employment levels; (d) Changes in disposable income; (e) Financing availability; (f) Federal and state income tax policies; and (g) Consumer confidence.

Because the real estate market is subject to cyclical variations, those variations may have a material adverse effect on our business.

We will be subject to cyclical variations in the real estate market. Home sales increase in the summer months. A significant increase in home purchases may reduce the number of homes on the market, create upward price pressure, and reduce the likelihood that lenders will look to short sales as an alternative to foreclosure. Homeowners might also be less likely to look to short sales as a solution to their financial difficulties. Our business benefits from the record number of foreclosures, homes for sale, and time homes spend on the market. Upturns, whether real or perceived, in economic conditions or prospects before we are able to assemble a portfolio of properties could have a material adverse effect on our revenue, cash flow and results of operations. Alternatively, any decline, whether real or perceived, in economic conditions or prospects could adversely impact our ability to sell properties and increase the number of our competitors, and, therefore, have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Associated with Management and Control Persons

Because our management is inexperienced in purchasing homes through short sales, our business plan may fail.

Our management does not have any specific training in running a business purchasing homes through short sales. With no direct training or experience in this area, our management may not be fully aware of many of the specific requirements related to working within this industry. As a result, our management may lack certain skills that are advantageous in managing our company. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

Because our management has only agreed to provide their services on a part-time basis, they may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Dale Baumbauer, our President and Director, will devotes 10 to 15 hours per week to our business affairs. We do not have an employment agreement with Mr. Baumbauer, nor do we maintain key life insurance for him. Currently, we do not have any full or part-time employees. If the demands of our business require the full business time of our management, it is possible that they may not be able to devote sufficient time to the management of our business, as and when needed. If our management is unable to devote a sufficient amount of time to manage our operations, our business will fail.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan.

Due to the specified nature of our business, having certain key personnel is essential to the development and marketing of the services we offer and thus to the entire business itself. Consequently, the loss of any of those individuals may have a substantial effect on our future success or failure. We may have to recruit qualified personnel with competitive compensation packages, equity participation, and other benefits that may affect the working capital available for our operations. Management may have to seek to obtain outside independent professionals to assist them in assessing the merits and risks of any business proposals as well as assisting in the development and operation of many company projects. No assurance can be given that we will be able to obtain such needed assistance on terms acceptable to us. Our failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on our operating results and financial condition.

Because our President and Director, Dustan Baumbauer, owns an aggregate of 98.43% of our outstanding common stock, investors may find that corporate decisions influenced by Mr. Baumbauer are inconsistent with the best interests of other stockholders.

Dustan Baumbauer is our President and Director. He owns approximately 98.43% of the outstanding shares of our common stock. Accordingly, he will have an overwhelming influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. While we have no current plans with regard to any merger, consolidation or sale of substantially all of our assets, the interests of Mr. Baumbauer may still differ from the interests of the other stockholders.

Risks Related To This Offering

Because the market may respond to our business operations and that of our competitors, our stock price will likely be volatile.

Our common stock is currently quoted on the Pink Quote System (the "Pink Sheets"), which is operated by the Pink OTC Markets, Inc. The Pink Sheets is a centralized quotation service that collects and publishes market maker quotes for OTC securities in real time. Pink OTC Markets is neither an SEC Registered Stock Exchange nor a Broker-Dealer. Our shares are quoted on the Pink Sheets under the symbol "RCVY." We anticipate that the market price of our common stock will be subject to wide fluctuations in response to several factors, including: our ability to develop projects successfully; increased competition from competitors; and our financial condition and results of our operations.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their own common stock after price appreciation, which may never occur, as the only way to realize their investment. Investors seeking cash dividends should not purchase our common stock.

Because our common stock is currently subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on Nasdaq). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

Because the price of our shares in this offering was arbitrarily determined by us, it may not reflect the actual market price for the securities.

The public offering price of the common stock was determined by us arbitrarily. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the common stock in the trading market after this offering. The market price of the securities offered herein, if any, may decline below the public offering price. The stock market has experienced extreme price and volume fluctuations. In the past, securities class action litigation has often been instituted against various companies following periods of volatility in the market price of their securities. If instituted against us, regardless of the outcome, such litigation would result in substantial costs and a diversion of management's attention and resources, which would increase our operating expenses and affect our financial condition and business operations.

Because state securities laws may limit secondary trading, investors may be restricted as to the states in which they can sell the shares offered by this prospectus.

If you purchase shares of our common stock sold in this offering, you may not be able to resell the shares in any state unless and until the shares of our common stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. There can be no assurance that we will be successful in registering or qualifying our common stock for secondary trading, or identifying an available exemption for secondary trading in our common stock in every state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, our common stock in any particular state, the shares of common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the market for the common stock will be limited which could drive down the market price of our common stock and reduce the liquidity of the shares of our common stock and a stockholder's ability to resell shares of our common stock at all or at current market prices, which could increase a stockholder's risk of losing some or all of his investment.

Forward-Looking Statements

This offering circular contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. The actual results could differ materially from our forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this offering circular.

Use of Proceeds

The net proceeds to us from the sale of up to 25,000,000 Units offered at a public offering price of $0.0012 per Unit will vary depending upon the total number of Units sold. The following table summarizes the anticipated application of the proceeds we will receive from this Offering if the maximum number of Units is sold:

	Amount Assuming Maximum Offering	Percent of Maximum
GROSS OFFERING	$30,000	100.0%
Commission [1]	$0	0.0%
Net Proceeds	**$30,000**	**100.0%**
USE OF NET PROCEEDS		
Finance of Real Estate Purchase[2]	$25,000	83.33%
General and Administrative [3]	$5,000	16.67%
TOTAL APPLICATION OF NET PROCEEDS	**$30,000**	**100.0%**

[1] Commissions: Units will be offered and sold by us without special compensation or other remuneration for such efforts. We do not plan to enter into agreements with finders or securities broker-dealers who are members of the National Association of Securities Dealers whereby the finders or broker-dealers would be involved in the sale of the Units to the investors. Units will be sold directly by us, and no fee or commission will be paid.

[2] Finance of Real Estate Purchase: We intend to use between approximately $25,000 of the net proceeds of this Offering for use as a down payment in the financed short-sale purchase of our first single family dwelling.

[3] General and Administrative: A portion of the proceeds will be used to pay general administrative expenses such as legal, accounting, phone, gasoline, office supplies, and other general overhead items.

Determination of Offering Price

The $0.0012 per Unit offering price of our common stock was arbitrarily chosen by management. There is no relationship between this price and our assets, earnings, book value or any other objective criteria of value. Our common stock is currently quoted on the Pink Quote System (the "Pink Sheets"), which is operated by the Pink OTC Markets, Inc. The Pink Sheets is a centralized quotation service that collects and publishes market maker quotes for OTC securities in real time. Pink OTC Markets is neither an SEC Registered Stock Exchange nor a Broker-Dealer. Our shares are quoted on the Pink Sheets under the symbol "RCVY." The offering price may not be indicative of the market price, if any, for the common stock in the trading market after this offering.

Dilution

Purchasers of our securities in this offering will experience immediate and substantial dilution in the net tangible book value of their common stock from the initial public offering price.

The historical net tangible book value as of June 30, 2009 was $5,340 or approximately $0.000026 per share. Historical net tangible book value per share of common stock is equal to our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2009. Adjusted to give effect to the receipt of net proceeds from the sale of the maximum of 25,000,000 shares of common stock for $30,000, net tangible book value will be approximately $0.000155 per share. This will represent an immediate increase of approximately $0.000129 per share to existing stockholders and an immediate and substantial dilution of approximately $0.001045 per share, or approximately 87%, to new investors purchasing our securities in this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering.

The following table sets forth as of June 30, 2009, the number of shares of common stock purchased from us and the total consideration paid by our existing stockholders and by new investors in this offering if new investors purchase the maximum offering, assuming a purchase price in this offering of $0.0012 per share of common stock.

	Number	Percent	Amount
Existing Stockholders	203,189,147	89.04%	varies
New Investors	25,000,000	10.96%	$0.0012
Total	228,189,147		

Plan Of Distribution, Terms Of The Offering

We are offering up to a total of 25,000,000 Units. The offering price is $0.0012 per Unit. The offering will be for a period of 120 days from the effective date and may be extended for an additional 90 days if we choose to do so. In our sole discretion, we have the right to terminate the offering at any time, even before we have sold the 25,000,000 shares. There are no specific events which might trigger our decision to terminate the offering.

The Units are being offered by us on a "best efforts" basis and there can be no assurance that all or any of the shares offered will be subscribed. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. There is no minimum offering required for this offering to close. All funds received as a result of this offering will be immediately available to us for our general business purposes.

We cannot assure you that all or any of the Units offered under this offering circular will be sold. No one has committed to purchase any of the Units offered. Therefore, we may sell only a nominal amount of Units, in which case our ability to execute our business plan might be negatively impacted. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Certificates for shares purchased will be issued and distributed by our transfer agent promptly after a subscription is accepted and "good funds" are received in our account.

If it turns out that we have not raised enough money to effectuate our business plan, we will try to raise additional funds from a second public offering, a private placement, or loans. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and are not successful, we will have to suspend or cease operations.

We will sell the Units in this offering through our officers and Directors. The officers and Directors engaged in the sale of the securities will receive no commission from the sale of the shares nor will they register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a) 4-1. Rule 3(a) 4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. Our officers and Directors satisfy the requirements of Rule 3(a) 4-1 in that:

1. They are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his or her participation; and

2. They are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

3. They are not, at the time of their participation, an associated person of a broker- dealer; and

4. They meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not brokers or dealers, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we are comfortable that we will be able to satisfy the requirements of Rule 3(a)4-1 of the Exchange Act notwithstanding that a portion of the proceeds from this offering will be used to pay the salaries of our officers and Directors.

As our officers and Directors will sell the Units being offered pursuant to this offering, Regulation M prohibits the Company and its officers and Directors from certain types of trading activities during the time of distribution of our securities. Specifically, Regulation M prohibits our officers and Directors from bidding for or purchasing any common stock or attempting to induce any other person to purchase any common stock, until the distribution of our securities pursuant to this offering has ended.

We have no intention of inviting broker-dealer participation in this offering.

Offering Period and Expiration Date

This offering will commence on the effective date of this offering circular, as determined by the Securities and Exchange Commission and continue for a period of 120 days. We may extend the offering for an additional 90 days unless the offering is completed or otherwise terminated by us. Funds received from investors will be counted towards the minimum subscription amount only if the form of payment, such as a check, clears the banking system and represents immediately available funds held by us prior to the termination of the 120-day subscription period, or prior to the termination of the extended subscription period if extended by our Board of Directors.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must deliver a check or certified funds for acceptance or rejection. The minimum investment amount for a single investor is $1,200 for 1,000,000 Units. All checks for subscriptions must be made payable to "Recovery Enterprises, Inc."

Right to Reject Subscriptions

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours of our having received them.

Description of Securities

Our authorized capital stock consists of 350,000,000 shares of common stock, with a par value of $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2009, there were 203,189,147 shares of our common stock issued and outstanding. Our shares are currently held by 122 stockholders of record. We have not issued any shares of preferred stock.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash). Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors may become authorized to authorize preferred shares of stock and to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

1. The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;

2. The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

3. Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

4. Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

5. Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

6. Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

7. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

8. Any other relative rights, preferences and limitations of that series

Provisions in Our Articles of Incorporation and By-Laws That Would Delay, Defer or Prevent a Change in Control

Our articles of incorporation authorize our board of directors to issue a class of preferred stock commonly known as a "blank check" preferred stock. Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one (1) or more classes or series. Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to adopt resolutions; to issue the shares; to fix the number of shares; to change the number of shares constituting any series; and to provide for or change the following: the voting powers; designations; preferences; and relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following: dividend rights, including whether dividends are cumulative; dividend rates; terms of redemption, including sinking fund provisions; redemption prices; conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock.

In each such case, we will not need any further action or vote by our shareholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director's authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

Interests of Named Experts and Counsel

No expert or counsel named in this offering circular as having prepared or certified any part of this offering circular or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Cane Clark LLP, our independent legal counsel, has provided an opinion on the validity of our common stock.

Description of Business

Principal Place of Business

Our principal offices are located at 7231 S. Eastern Ave., Ste. B247 in Las Vegas, Nevada.

Company Overview

Our business plan is to pursue the acquisition, renovation, remediation, and sale of detached single-family dwellings in or near the foreclosure process located principally, but not exclusively, in the state of Nevada.

We intend to take advantage of the current real estate market by purchasing homes in short sales, leasing the properties back to the owners, and capturing equity in the properties as gains over time if market conditions improve and we are able to sell the properties. We intend to seek properties to purchase through short sales primarily in Clark County, Nevada. There is no guarantee, however, that we will be able to locate suitable investment opportunities or that any of the houses we may select will result in a positive return on our investment. We anticipate that any house in which we invest may require a minimum of 6 months to a maximum of 48 months from the time of our initial investment until sale of the property, during which time our investment in a particular property will be highly illiquid. Although it is our expectation that our investment in any particular property will not exceed 48 months in duration, the acquisition and sale of real estate is subject to substantial risks, including without limitation substantial delays, and unforeseen circumstances in connection with any given project which could extend the period of our investment and jeopardize our anticipated return. See, "RISK FACTORS."

The Market

Nationwide, 739,714 homes received at least one foreclosure-related notice during the second quarter of 2008, or one in every 171 U.S. households. That represents a 121% increase from the second quarter of 2007. Soft housing sales, declining home values, tighter lending standards and a sluggish U.S. economy have left strapped homeowners with few options to avoid foreclosure. Many can't find buyers or owe more than their home is worth and can't refinance into an affordable loan.

Foreclosure filings increased year-over-year in all but two states, North Dakota and Alabama. Nevada, California, Arizona, and Florida have the highest foreclosure rates. Nearly half a million homes, or six out of every 1,000 households nationwide, went into foreclosure in the first half of the year. California led the nation with 116,857 foreclosures, or 10.2 out of every 1,000 households. On a per-household basis, Nevada was No. 3 in the nation with 20.3 foreclosures for every 1,000 households, a 167 percent increase from a year ago.

Foreclosures have doubled in Southern Nevada from 2007 and the next wave of adjustable-rate mortgage ("ARM") resets could increase the rate of foreclosures both locally and nationwide. The vast majority of subprime adjustable-rate mortgages were originated in 2005 and tended to be two years to three years in length. About 1.5 million loans, representing more than 40 percent of the outstanding stock of subprime ARMs, are scheduled to reset this year, according to the Federal Reserve. The interest rate on a typical subprime ARM will increase from just above 8 percent to about 9.25 percent, raising homeowners' monthly payment by more than 10 percent to $1,500 on average. It is estimated that by the end of 2009, nearly 2.8 million U.S. households will either face foreclosure, turn over their homes to their lender, or sell the properties for less than their mortgage's value.

Southern Nevada had 1,266 new foreclosures in July, 2008, or 41 per day. That represents a 61.9% increase over 782 in the same month the previous year. For the year ending July 31, 2008, foreclosures reached a record 13,548 homes, nearly double the figure reported for the 12 months ended July 2007. The number of preforeclosures, or those in the foreclosure process, also remained high at 5,175 units.

Banks have attempted to recoup as much of their loss in the current market as possible through increased flexibility. As of July 2008, there were 2,000 short sales awaiting bank approval and 6,210 short sale listings in Southern Nevada.

Short Sales

A short sale is when a bank or mortgage lender agrees to discount a loan balance due to an economic or financial hardship on the part of the mortgagor. This negotiation is all done through communication with a bank's Loss Mitigation Department. The home owner/debtor sells the mortgaged property for a fair market value, which is less than the outstanding balance of the loan, and turns over the proceeds of the sale to the lender in full satisfaction of the debt. In such instances, the lender has the right to approve or disapprove of a proposed sale.

Extenuating circumstances influence whether or not banks will discount a loan balance. These circumstances are usually related to the current real estate market climate and the individual borrower's financial situation. The weak real estate market, weak U.S. economy, and an abundance of subprime ARMs have led to a significant increase recently in banks' willingness to accept short sales.

A short sale typically is executed to prevent a home foreclosure. Often a bank will choose to allow a short sale if they believe that it will result in a smaller financial loss than foreclosing. For the home owner, the advantages include avoidance of having a foreclosure on their credit history and partial control of the monetary deficiency. Additionally, a short sale is typically faster and less expensive than a foreclosure. A short sale is, in fact, nothing more than negotiating with lien holders a payoff for less than what they are owed, or rather a sale of a debt, generally on a piece of real estate, short of the full debt amount.

Lenders have a varying tolerance for short sales and mitigated losses. The majority of lenders have a pre-determined criteria for such transactions. Other distressed lenders may allow any reasonable offer subject to the Loss Mitigation Department's approval. Delays are very common in short sales as many lenders require multiple levels of approvals and conditions.

Historically, when a lender forgives all or a portion of a borrower's debt and accept less, the forgiven amount has been considered as income for the borrower and is liable to be taxed. However, after the signing of The Mortgage Forgiveness Debt Relief Act of 2007, amendments have been made to remove such tax liability and allow the borrower and lender to work freely together to find a common solution that is beneficial to both parties. This protection is limited to primary residences.

A short sale does adversely affect a person's credit report, though the negative impact is typically less than a foreclosure. Short sales are a type of settlement. Like all entries except for bankruptcy, short sales remain on a credit report for seven years. Depending upon other credit information it is typically possible to obtain another mortgage 1-3 years after a short sale.

While it is frequent if not common for a lender to forgive the balance of the loan in question, it is unlikely that a lien holder that is not a mortgagee will forgive any of their balance.

Our Service

The abundance of individuals facing foreclosure presents us with many opportunities to acquire properties, relieve overextended homeowners of mortgage payments and impending foreclosure actions or bankruptcy, and realize gains from equity in the properties. The recent increase in short sales by lenders as they recognize the impracticality of foreclosing on every home facing foreclosure in today's market allows us to buy properties that would not otherwise be available.

There are a number of companies which offer to buy houses for cash from individuals in or approaching the foreclosure process. Most offer their clients 24 or 72 hours to move out, and find that their clients have used the move-out period to destroy the house. Holes in walls, broken plumbing and windows, and electrical wiring ripped out of the walls are not unusual discoveries. People who lose their home can be very angry, bitter and resentful, causing in excess of $20,000 in damage on their way out the door.

Because we provide our clients with options that reduce, rather than increase, the stress and anxiety they are experiencing, we hope to avoid significant damage in a home we purchase. Our clients know that we understand their situation and that we are trying to help by making our transactions mutually beneficial. This emotional connection to and sensitivity for the client sets us apart from others in the industry.

We offer to purchase homes in short sales from homeowners who are facing foreclosure and cannot keep their home. Rather than requiring the homeowner to move and then struggling to find a renter or a buyer in a very weak real estate market, we allow the seller to remain in the home as a renter. Generally, their rent will be significantly lower than their previous mortgage payment. Such payments represent our primary short-term revenue stream. Additionally, sellers are not required to move their family, a very stressful task, which most homeowners in this situation are hoping to avoid. Moving is listed by the American Psychological Association as one of the three most stressful life events. By staying in their home, sellers avoid moving their kids to new schools, having to find a new place to live, and all the other stressors associated with moving. By selling their home, sellers avoid foreclosure and the long-term credit and legal problems associated with those proceedings.

Competition

We compete with a number of established companies who purchase real estate in short sales. These companies enjoy brand recognition which exceeds that of our brand name and have significantly greater financial, distribution, advertising, and marketing resources than we do. We compete primarily on the basis of the uniqueness of the approach we take to our Service. Our desire to keep sellers in their homes as renters is a relatively unique approach, which we hope will allow us to compete in this arena. We believe that our success will depend upon our ability to remain competitive in our Service area. The failure to compete successfully in the future could result in a material deterioration of customer loyalty and our image and could have a material adverse effect on our business.

Intellectual Property

We do not currently own any intellectual property.

Regulatory Matters

We are unaware of and do not anticipate having to expend significant resources to comply with any governmental regulations of the visual content industry. We are subject to the laws and regulations of those jurisdictions in which we plan to offer our Services and purchase and sell real estate, which are generally applicable to real estate and general business operations, such as transactional regulations, business and real estate licensing requirements, income taxes and payroll taxes. In general, our Services and the purchasing and sale of real estate is not subject to special regulatory and/or supervisory requirements.

Employees

We have no other employees other than our officer and director. Our President oversees all responsibilities in the areas of corporate administration, business development, and research. We intend to expand our current management to retain skilled directors, officers, and employees with experience relevant to our business focus. Obtaining the assistance of individuals with and in-depth knowledge of operations and markets will allow us to build market share more effectively.

Environmental Laws

We have not incurred and do not anticipate incurring any expenses associated with environmental laws.

Description of Property

We do not currently own any real property.

Legal Proceedings

We are not currently a party to any legal proceedings. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

Our agent for service of process in Nevada is Cane Clark Agency, LLC, 3273 East Warm Springs, Las Vegas, NV 89120.

Market for Common Equity and Related Stockholder Matters

Market Information

Our common stock is currently quoted on the Pink Quote System (the "Pink Sheets"), which is operated by the Pink OTC Markets, Inc. The Pink Sheets is a centralized quotation service that collects and publishes market maker quotes for OTC securities in real time. Pink OTC Markets is neither an SEC Registered Stock Exchange nor a Broker-Dealer. Our shares are quoted on the Pink Sheets under the symbol "RCVY."

The following table sets forth the range of high and low bid quotations for our common stock for each of the periods indicated as reported by the Pink Sheets. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ended June 30, 2009		
Quarter Ended	High $	Low $
September 30, 2008	n/a	n/a
December 31, 2008	$0.30	$0.13
March 31, 2009	$0.11	$0.11
June 30, 2009	0	0

On July 29, 2009 the last sales price of our common stock was $0.11.

Penny Stock

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

Holders of Our Common Stock

Currently, we have one 112 holders of record of our common stock.

Rule 144 Shares

None of our common stock is currently available for resale to the public under Rule 144.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. one percent of the number of shares of the company's common stock then outstanding; or

2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Option Grants

To date, we have not granted any stock options.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business, or;
2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

Financial Statements

Index to Financial Statements:

Unaudited Financial Statements:

RECOVERY ENTERPRISES, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

June 30, 2009

RECOVERY ENTERPRISES, INC.
(A Development Stage Company)
Consolidated Balance Sheet

ASSETS

	June 30, 2009
CURRENT ASSETS	
Cash	$ 5,340
Total Current Assets	5,340
TOTAL ASSETS	$ 5,340

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ -
Total Current Liabilities	-
STOCKHOLDERS' EQUITY	
Preferred stock; 10,000,000 shares authorized, no shares issued and outstanding	-
Common stock; 350,000,000 shares authorized, at $0.001 par value, 203,189,147 shares issued and outstanding	203,189
Additional paid-in capital (deficit)	(197,734)
Deficit accumulated during the development stage	(115)
Total Stockholders' Equity	5,340
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,340

The accompanying notes are an integral part of these financial statements.

RECOVERY ENTERPRISES, INC.
(A Development Stage Company)
Consolidated Statement of Operations

	From Inception on March 30, 2009 Through June 30, 2009
REVENUES	$ -
EXPENSES	
General and administrative	115
Total Expenses	115
LOSS FROM OPERATIONS	(115)
OTHER EXPENSES	
Interest expense	-
Total Other Expenses	-
LOSS BEFORE INCOME TAXES	(115)
PROVISION FOR INCOME TAXES	-
NET LOSS	$ (115)
BASIC LOSS PER SHARE	$ (0.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	200,008,737

The accompanying notes are an integral part of these financial statements

RECOVERY ENTERPRISES, INC.
(A Development Stage Company)
Consolidated Statement of Stockholders' Equity

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount	(Deficit)	Stage	Equity
Balance at inception on March 30, 2009	-	$ -	$ -	$ -	$ -
Common stock issued for cash at $0.001 per share	200,000,000	200,000	(196,500)	-	3,500
Recapitalization pursuant to reverse merger	3,189,147	3,189	(1,234)	-	1,955
Net loss for the period ended June 30, 2009	-	-	-	(115)	(115)
Balance, June 30, 2009	203,189,147	$ 203,189	$ (197,734)	$ (115)	$ 5,340

The accompanying notes are an integral part of these financial statements.

RECOVERY ENTERPRISES, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flows

		From Inception on March 30, 2009 Through June 30, 2009
OPERATING ACTIVITIES		
Net loss	$	(115)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Change in accounts payable		-
Net Cash Used in Operating Activities		(115)
INVESTING ACTIVITIES		-
FINANCING ACTIVITIES		
Cash aquired in reverse merger		1,955
Common stock issued for cash		3,500
Net Cash Provided by Financing Activities		5,455
NET DECREASE IN CASH		5,340
CASH AT BEGINNING OF PERIOD		-
CASH AT END OF PERIOD	$	5,340
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
CASH PAID FOR:		
Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

RECOVERY ENTERPRISES, INC.
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2009

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Business and Organization

Recovery Enterprise, Inc., (The Company) is a Nevada corporation incorporated July 23, 2003. The Company had been dormant for a number of years. On June 30, 2009, the Company entered into a Share Exchange Agreement with Southwest Solutions, Inc., a privately held Nevada Corporation ("Southwest") incorporated on March 30, 2009. In connection with the closing of the Share Exchange Agreement, the Company obtained 100% of the issued and outstanding shares of Southwest which became its wholly-owned subsidiary (the "Share Exchange"). Southwest is deemed to be the accounting acquirer in the Share Exchange. Consequently, the assets and liabilities and the historical operations of Southwest prior to the Share Exchange are reflected in the financial statements and are recorded at the historical cost basis of Southwest.

As a result of the recent Share Exchange, the Company intends to carry on the business of the wholly-owned subsidiary, Southwest, as its primary line of business. The business plan is to pursue the acquisition, renovation, remediation, and sale of detached single-family dwellings in or near the foreclosure process located principally, but not exclusively, in the state of Nevada. The Company has not realized revenues as of June 30, 2009 accordingly, pursuant to Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises," the Company is classified as a development stage company.

The Company's financial statement basis is accounting principles generally accepted in the United States of America. The Company has adopted a June 30 fiscal year end.

b. Revenue Recognition

The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

c. Basic Loss per Share

The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period.

	For the Period March 30, 2009 Through June 30, 2009
Loss (numerator)	$ (115)
Shares (denominator)	200,008,737
Per share amount	$ (0.00)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Provision for Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of June 30, 2009:

	2009
Deferred tax assets:	
NOL carryover	$ 45
Valuation allowance	(45)
Net deferred tax asset	$ --

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 39% to pretax income from continuing operations for the year ended June 30, 2008 due to the following:

	2009
Book Income	$ (45)
Valuation allowance	45
Provision for income taxes	$ -

At June 30, 2009, the Company had net operating loss carry forwards of approximately $115 that may be offset against future taxable income through 2029. No tax benefit has been reported in the June 30, 2009 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f. Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred. The Company had not incurred any advertising expense as of December 31, 2008 and 2007.

g. Dividends

The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during any of the periods shown.

h. Comprehensive Income

The Company has no component of other comprehensive income. Accordingly, net income equals comprehensive income for the period ended December 31, 2008.

I. Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

j. Recent Accounting Pronouncements

In May 2009, the FASB issued FAS 165, "Subsequent Events". This pronouncement establishes standards for accounting for and disclosing subsequent events (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). FAS 165 requires and entity to disclose the date subsequent events were evaluated and whether that evaluation took place on the date financial statements were issued or were available to be issued. It is effective for interim and annual periods ending after June 15, 2009. The adoption of FAS 165 did not have a material impact on the Company's financial condition or results of operation.

In June 2009, the FASB issued FAS 166, "Accounting for Transfers of Financial Assets" an amendment of FAS 140. FAS 140 is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets: the effects of a transfer on its financial position, financial performance , and cash flows: and a transferor's continuing involvement, if any, in transferred financial assets. This statement must be applied as of the beginning of each reporting entity's first annual

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j. Recent Accounting Pronouncements

reporting period that begins after November 15, 2009. The Company does not expect the adoption of FAS 166 to have an impact on the Company's results of operations, financial condition or cash flows.

In June 2009, the FASB issued FAS 167, "Amendments to FASB Interpretation No. 46(R) ". FAS 167 is intended to (1) address the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*, as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provided timely and useful information about an enterprise's involvement in a variable interest entity. This statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of FAS 167 to have an impact on the Company's results of operations, financial condition or cash flows.

In June 2009, the FASB issued FAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles". FAS 168 will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.The Company does not expect the adoption of FAS 168 to have an impact on the Company's results of operations, financial condition or cash flows.

In April 2009, the FASB issued FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides guidance on estimating fair value when market activity has decreased and on identifying transactions that are not orderly. Additionally, entities are required to disclose in interim and annual periods the inputs and valuation techniques used to measure fair value. This FSP is effective for interim and annual periods ending after June 15, 2009. The Company does not expect the adoption of FSP FAS 157-4 will have a material impact on its financial condition or results of operation.

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active," ("FSP FAS 157-3"), which clarifies application of SFAS 157 in a market that is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 had no impact on the Company's results of operations, financial condition or cash flows.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j. Recent Accounting Pronouncements

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." This disclosure-only FSP improves the transparency of transfers of financial assets and an enterprise's involvement with variable interest entities, including qualifying special-purpose entities. This FSP is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses, and (2) seeking out and completing a merger with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 - STOCK OFFERING

The Company is offering to investors up to 25,000,000 Units at an offering price of $0.0012 per Unit, each Unit consisting of one (1) new share of our common stock and one (1) warrant to purchase one new share of common stock at a price of $.002 per share, exercisable for one year (the "Offering"). The business plan is to use the proceeds of this offering as a down payment in a financed "short sale" purchase of the Company's first property. However, management has retained discretion to use the proceeds of the Offering for other uses. The minimum investment amount for a single investor is $1,200 for 1,000,000 Units. The Units are being offered on a "best efforts" basis and there can be no assurance that all or any of the shares offered will be subscribed. If less than the maximum proceeds are available to the Company, its development and prospects could be adversely affected. There is no minimum offering required for the offering to close. The proceeds of this offering will be immediately available to for general business purposes. The Maximum Offering amount is 25,000,000 Units ($30,000).

Plan of Operations

Forward-Looking Statements

Historical results and trends should not be taken as indicative of future operations. Management's statements contained in this report that are not historical facts are forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "prospects," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, interest rates, competition, and generally accepted accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Service Development

We intend to develop and refine our service over the coming months. We intend to seek out and purchase single-home residences in short sales primarily in, but not limited to Southern Nevada. We intend to negotiate the lowest purchase price possible with the seller and the lender in order to offset the ongoing downward trend of real estate prices. We will approach homeowners in the midst of foreclosure proceedings who need to sell their homes, but who have a desire to avoid moving their families. By purchasing the property in a short sale and leasing the house back to the previous homeowner, we will have a property with a renter who may eventually wish to repurchase the property when their credit and the real estate market have recovered.

As we have not yet engaged in the pursuit of our new business plan, we cannot anticipate the effectiveness of our strategy. We are, however, open to modifying our strategy and the application of our business plan to develop the most effective and practical service possible for sellers, lenders, and renters.

Marketing Strategy

Our goal is for our company to become a leading purchaser of homes in Southern Nevada through short sales. In order to accomplish this goal, we intend to increase awareness of our business and our service with potential customers, who we anticipate will be homeowners in the midst of the foreclosure process. We intend to do this by engaging in some of the time-tested marketing techniques developed by the real estate industry that are still valid in today's market environment. We plan to promote the awareness of our business and our service by engaging in the following:

1. Seeking personal referrals from family, friends, and business associates;
2. Advertising in local real estate publications;
3. Advertising in the real estate section of local newspapers;
4. Online advertising;

5. Emailing information about our services to likely clients;
6. Securing lists of houses in foreclosure proceedings from Multiple Listing Service or other entities for telephone, mail, and email campaigns.

Financing

We currently have working capital of $5,340. Through this offering, we are attempting raise funds to become operational and to provide a down payment for the financed purchase of our first property.

In order to fully pursue our business plan and regularly purchase single-family dwellings in short sales, we will need to raise additional funds. We intend to raise an additional $500,000 to $2,000,000 in equity financing in approximately six to twelve months from now in order to pursue our business plan. We intend to rely upon the exemption for non-public offerings provided Rule 506 of Regulation D thereunder as well as appropriate exemptions under state securities law and regulations for any such equity offering. We anticipate that we will be required to finance the cost of our first properties after paying a substantial down payment. As we continue and gain additional financial resources, however, we anticipate that we will be able to pay cash to the lenders involved in the short sale and thereby minimize our financial risk. Our mortgage payments on such financing will be offset by rent payments received from the seller/tenant.

Sales Personnel

We do not currently employ any sales personnel. In the short term, we intend to use the services of our management to promote our services. As our business grows, however, we may employ sales representatives in Southern Nevada to promote our business and Services to homeowners in the midst of foreclosure proceedings as well as lenders. These sales representatives will be responsible for soliciting, selecting and securing accounts within a particular regional territory. We would expect to pay such sales representatives on a commission basis. In addition, we may decide to pay each sales representative a base salary. We expect to provide service and support to our sales representatives, including advertising and sales materials. When we determine to expand our operations, we will employ sales personnel in various other areas in the Western United States.

In the event we hire sales personnel, we do not intend to do so in the next twelve months unless our revenues are enough to absorb the cost of these personnel.

Expenses

We estimate the costs to implement our business strategy over the following twelve months to be:

- Initial Marketing, which will consist of the marketing efforts discussed above, including direct marketing and networking. We estimate initial marketing expenses for the next twelve months will be approximately $5,000;

- General and Administrative costs consist of the daily operational expenses, which are expected to include, but are not necessarily limited to, salaries for administrative personnel, insurance, and all other general expenses. General and administrative costs are expected to be approximately $5,000 for the next twelve months;

- The down payment(s) necessary to obtain financing for the short sale purchase of single family homes. We estimate that the short sale purchase of a lower-end single family dwelling can be financed with a down payment of approximately $25,000.

We intend to obtain business capital through this offering and the use of additional private equity fundraising or shareholders loans. We anticipate that, in time, the primary source of revenues for our business model will be from rent payments from tenants and from the sale of properties when prices have increased and equity has built.

Significant Equipment

We do not intend to purchase any significant equipment for the next twelve months.

Results of Operations for the Period from March 30, 2009 (Inception of Current Operations) until June 30, 2009

We generated no revenue and incurred $115 in expenses for the period from inception of our current operations on March 30, 2009 until June 30, 2009. We, therefore, recorded a net loss of $100 for the period from inception of our current operations on March 30, 2009 until June 30, 2009. We expect that our operating expenses will increase as we undertake our plan of operations.

Liquidity and Capital Resources

As of June 30, 2008, we had total current assets of $5,340, consisting entirely of cash, and no known liabilities. Accordingly, we had working capital of $5,340 as of June 30, 2009.

Operating activities used $115 in cash and generated no cash for the period from March 30, 2009 (Inception of Current Operations) until June 30, 2009. Financing Activities during the period from September 16, 2008 (Date of Inception) until September 30, 2008, generated $5,455 in cash.

As outlined above, the success of our business plan therefore depends on raising funds through the current offering and through subsequent offerings and/or debt financings. If substantially less than the maximum offering is sold, or if we are unable to raise additional capital in the intermediate future, our ability to execute on our immediate business plan will be impaired. Our ability to operate beyond the next 3-6 months is contingent upon us obtaining additional financing and/or upon realizing significant revenues during the current fiscal year. We intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements. We do not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There can be no assurance that such additional financing will be available to us on acceptable terms, or at all.

Going Concern

As discussed in the notes to our financial statements, we have no established source of revenue. This has raised substantial doubt for our auditors about our ability to continue as a going concern. Without realization of additional capital, it would be unlikely for us to continue as a going concern.

Our activities to date have been supported by equity financing. Management continues to seek funding from its shareholders and other qualified investors to pursue its business plan.

Off Balance Sheet Arrangements

As of June 30, 2009, there were no off balance sheet arrangements.

Changes In and Disagreements with Accountants

We have had no changes in or disagreements with our accountants.

Directors and Executive Officers

Our executive officers and directors and their respective ages as of September 30, 2008 are as follows:

Name	Age	Position(s) and Office(s) Held
Dustan Baumbauer	26	President, Chief Executive Officer, Chief Financial Officer, and Director

Set forth below is a brief description of the background and business experience of each of our current executive officers and directors.

Dustan Baumbauer. Mr. Baumbauer is our President, CEO, CFO, and sole director. Mr. Baumbauer's management experience is primarily in the hotel industry. Previously, Mr. Baumbauer has held supervisory positions at the Super 8 Motel in Las Vegas, Nevada, the Eureka Hotel & Casino in Mesquite, Nevada, and with DPI Hotels in Las Vegas, Nevada. Mr. Baumbuaer's responsibilities in these positions have included personnel and operations management as well as sales and bookkeeping responsibilities.

Directors

Our bylaws authorize no less than one (1) director. We currently have one Director.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than our officers and directors.

Executive Compensation

Compensation Discussion and Analysis

The Company presently not does have employment agreements with any of its named executive officers and it has not established a system of executive compensation or any fixed policies regarding compensation of executive officers. Due to financial constraints typical of those faced by a development stage business, the company has not paid any cash and/or stock compensation to its named executive officers

Our sole executive officer holds substantial ownership in the Company and is motivated by a strong entrepreneurial interest in developing our operations and potential revenue base to the best of his ability. As our business and operations expand and mature, we expect to develop a formal system of compensation designed to attract, retain and motivate talented executives.

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to each named executive officer for our last two completed fiscal years for all services rendered to us.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dustan Baumbauer, President, CEO, CFO, and director	2008	0	0	0	0	0	0	0	0
	2009	0	0	0	0	0	0	0	0

Narrative Disclosure to the Summary Compensation Table

Our named executive officer does not currently receive any compensation from the Company for his service as an officer of the Company.

Outstanding Equity Awards At Fiscal Year-end Table

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer outstanding as of the end of our last completed fiscal year.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END									
OPTION AWARDS						STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Shares of Stock That Have Not Vested (#)	Market Value of Shares or Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Shares or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Shares or Other Rights That Have Not Vested (#)
Dustan Baumbauer	0	0	0	0	0	0	0	0	0

Compensation of Directors Table

The table below summarizes all compensation paid to our directors for our last completed fiscal year.

DIRECTOR COMPENSATION							
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dustan Baumbauer	0	0	0	0	0	0	0

Narrative Disclosure to the Director Compensation Table

Our directors do not currently receive any compensation from the Company for their service as members of the Board of Directors of the Company.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 30, 2009, the beneficial ownership of our common stock by each executive officer and director, by each person known by us to beneficially own more than

5% of the our common stock and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 203,189,147 shares of common stock issued and outstanding on June 30, 2009.

Title of class	**Name and address of beneficial owner**	**Amount of beneficial ownership**	**Percent of class**
Common	Dustan Baumbauer 7231 S. Eastern Ave., Ste. B247 Las Vegas, Nevada 89119	200,000,000	98.43%
Common	**Total all executive officers and directors**	**200,000,000**	**98.43%**
Common	**5% Shareholders**		
	None		

As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans as of June 30, 2009

To date, we have not adopted a stock option plan and have not issued any options.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Certain Relationships and Related Transactions

None of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction since our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

Available Information

We have filed an offering statement on form 1-A with the Securities and Exchange Commission with respect to the Units, warrants, and shares of our common stock offered through this offering circular. This offering circular is filed as a part of that offering statement, but does not contain all of the information contained in the offering statement and exhibits. Statements made in the offering statement are summaries of the material terms of the referenced contracts, agreements or documents of the company. We refer you to our offering statement and each exhibit attached to it for a more detailed description of matters involving the company, and the statements we have made in this offering circular are qualified in their entirety by reference to these additional materials. You may inspect the offering statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C. Copies of all or any part of the offering statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F. Street, N.E. Washington, D.C. 20549. Please Call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

If we are not required to provide an annual report to our security holders, we intend to still voluntarily do so when otherwise due, and will attach audited financial statements with such report.

PART III– EXHIBITS

Index To Exhibits

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 22, 2009.

RECOVERY ENTERPRISES, INC.

By: ______________________
Dale Baumbauer
Chief Executive Officer,
Chief Financial Officer,
Principal Accounting Officer, and sole Director

Exhibit 2.1 Articles of Incorporation

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090509410-40
Ross Miller Secretary of State State of Nevada	Filing Date and Time 06/25/2009 3:56 AM
	Entity Number C17627-2003

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Recovery Enterprises, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The first two sentences of Article III, Section 1 are amended to read as follows:

"The aggregate number of shares which the Corporation shall have authority to issue is three hundred sixty million (360,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is three hundred fifty million (350,000,000) shares."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 62.71%

4. Effective date of filing: (optional) 6/25/09

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20080582753-00
Ross Miller Secretary of State State of Nevada	Filing Date and Time 08/29/2008 2:33 PM
	Entity Number C17627-2003

Certificate to Accompany Restated Articles or Amended and Restated Articles
(PURSUANT TO NRS)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

Trans Max Technologies, Inc.

2. The articles are being [X] **Restated** or [ ] **Amended and Restated** (check only one). Please entitle your attached articles **"Restated" or "Amended and Restated,"** accordingly

3. Indicate what changes have been made by checking the appropriate box:*

- [ ] No amendments, articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
- [X] The entity name has been amended.
- [ ] The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)
- [ ] The purpose of the entity has been amended.
- [X] The authorized shares have been amended.
- [ ] The directors, managers or general partners have been amended.
- [ ] IRS tax language has been added.
- [X] Articles have been added.
- [X] Articles have been deleted.
- [ ] Other. The articles or certificate have been amended as follows (provide article numbers, if available):

* This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected

This form must be accompanied by appropriate fees.

Nevada Secretary of State Restated Articles
Revised: 7-1-08

AMENDED AND RESTATES ARTICLES OF INCORPORATION

(AFTER ISSUANCE OF STOCK)

OF

RECOVERY ENTERPRISES, INC.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of this restatement is: 62.71%

ARTICLE I
NAME

The name of the corporation shall be Recovery Enterprises, Inc. (hereinafter, the "Corporation").

ARTICLE II
REGISTERED OFFICE

The office of the Corporation shall be 943 Centaur Ave., Las Vegas, NV 89123. The registered agent of the Corporation shall be designated as provided by law. The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III
CAPITAL STOCK

Section 1. *Authorized Shares.* The aggregate number of shares which the Corporation shall have authority to issue is one hundred million (100,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is ninety million (90,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2. *Common Stock.*

(a) *Dividend Rate.* Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "**Articles**") or the Nevada Revised Statues (hereinafter, the "**NRS**"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b) *Voting Rights.* Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

(c) *Liquidation Rights.* In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) *No Conversion, Redemption, or Preemptive Rights.* The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) *Consideration for Shares.* The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3. *Preferred Stock.*

(a) *Designation.* The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) *Certificate.* Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

Section 4. *Non-Assessment of Stock.* The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE IV
DIRECTORS AND OFFICERS

Section 1. *Number of Directors.* The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation. The board of directors shall consist of at least one (1) individual and not more than thirteen (13) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

Section 2. *Limitation of Liability.* The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 3. *Payment of Expenses.* In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder, including, but not limited to, in connection with such person being deemed an Unsuitable Person (as defined in Article VII hereof).

Section 4. *Repeal And Conflicts.* Any repeal or modification of Sections 3 or 4 above approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Sections 3 or 4 above and any other Article of the Articles, the terms and provisions of Sections 3 or 4 above shall control.

ARTICLE V
COMBINATIONS WITH INTERESTED STOCKHOLDERS

At such time, if any, as the Corporation becomes a "resident domestic corporation", as that term is defined in NRS 78.427, the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as may be amended from time to time, or any successor statute.

ARTICLE VI
BYLAWS

The board of directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

IN WITNESS WHEREOF, the Corporation has caused these articles of incorporation to be executed in its name by its Incorporator on August 29, 2008.

/s/ David Clark
David Clark, President and sole Director

Exhibit 2.2 Bylaws

AMENDED AND RESTATED BY-LAWS
OF
RECOVERY ENTERPRISES, INC.

(A NEVADA CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Nevada shall be at such place as the board shall resolve.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal-Nevada." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation shall be held at such place, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the corporation required to be maintained pursuant to Section 2 hereof.

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are confirmed in accordance with the procedures set forth in this paragraph (c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation in accordance with the provisions of paragraph (b) of this Section 5. Such stock¬holder's notice shall set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (c) the class and number of shares of the corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 5. At the request of the Board of Directors, any person nominated by a stockholder for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

(d) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time, as the Board of Directors shall determine.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by tele-graphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law or the Articles of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than fifty percent (50%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Nevada law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Nevada Court of Chancery for relief as provided in the General Corporation Law of Nevada, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 13. Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or by the written consent of the stockholders setting forth the action so taken and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon were present and voted.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Qualification. The authorized number of directors of the corporation shall be not less than one (1) nor more than thirteen (13) as fixed from time to time by resolution of the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent directors. Directors need not be stockholders unless so required by the Articles of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

Section 17. Election and Term of Office of Directors. Members of the Board of Directors shall hold office for the terms specified in the Articles of Incorporation, as it may be amended from time to time, and until their successors have been elected as provided in the Articles of Incorporation.

Section 18. Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal. Subject to the Articles of Incorporation, any director may be removed by the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote, with or without cause.

Section 21. Meetings.

(a) Annual Meetings. The annual meeting of the Board of Directors shall be held immediately after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) Regular Meetings. Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 2 hereof. Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the state of Nevada which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) Special Meetings. Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Nevada whenever called by the Chairman of the Board, the President or any two of the directors.

(d) Telephone Meetings. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) Notice of Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Articles of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 43 hereof, for which a quorum shall be one-third of the exact number of directors fixed from time to time in accordance with the Articles of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation.

(b) Other Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 32. Execution of Corporate Instrument. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the President or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiting the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person .or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 34. Form and Execution of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 35. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Nevada.

Section 37. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is filed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 38. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 39. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 40. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 41. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 42. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors Officers. The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made under subsection (d).

(b) Employees and Other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the Nevada General Corporation Law.

(c) Expense. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said mounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standard of conduct that make it permissible under the Nevada General Corporation Law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed in the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada General Corporation Law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the Nevada General Corporation Law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.

ARTICLE XII

NOTICES

Section 44. Notices.

(a) Notice to Stockholders. Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the corporation or its transfer agent.

(b) Notice to directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Time Notices Deemed Given. All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) Failure to Receive Notice. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him ill the manner above provided, shall not be affected or extended in any manner by the failure of such stockholder or such director to receive such notice.

(g) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be require and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Nevada General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) Notice to Person with Undeliverable Address. Whenever notice is required to be given, under any provision of law or the Articles of Incorporation or Bylaws of the corporation, to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Nevada General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE XIII

AMENDMENTS

Section 45. Amendments.

The Board of Directors shall have the sole power to adopt, amend, or repeal Bylaws as set forth in the Articles of Incorporation.

ARTICLE XIV

LOANS TO OFFICERS

Section 46. Loans to Officers. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

BOARD OF ADVISORS

Section 47. Board of Advisors. The Board of Directors, in its discretion, may establish a Board of Advisors consisting of individuals who may or may not be stockholders or directors of the corporation. The purpose of the Board of Advisors would be to advise the officers and directors of the corporation with respect to such matters as such officers and directors shall choose, and any other such matters which the members of such Board of Advisors deem appropriate in furtherance of the best interest of the corporation. The Board of Advisors shall meet on such basis as the members thereof may determine. The Board of Directors may eliminate the Board of Advisors at any time. No member of the Board of Advisors, nor the Board of Advisors itself, shall have any authority within the corporation or any decision making power and shall be merely advisory in nature. Unless the Board of Directors determines another method of appointment, the President shall recommend possible members to the Board of Directors, who shall approve or reject such appointments.

Declared and certified as the Amended and Restated Bylaws of Recovery Enterprises, Inc., on July 1, 2009.

Signature of Officer:	/s/ Dale Baumbauer
Name of Officer:	Dale Baumbauer
Position of Officer:	President, CEO

Exhibit 4 Subscription Agreement

SUBSCRIPTION AGREEMENT

Recovery Enterprises, Inc.

Recovery Enterprises, Inc., a Nevada corporation (hereinafter the "Company") and the undersigned (hereinafter the "Subscriber") agree as follows:

WHEREAS:

A. The Company desires to issue a maximum of 25,000,000 Units at a price of $0.0012 per Unit, each Unit consisting of one share of common stock in the Company and one warrant to purchase one share of common stock in the Company at a price of $.002, exercisable for up to one year (hereinafter the "Units"); and

B. Subscriber desires to acquire the number of Units set forth on the signature page hereof.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set-forth, the parties hereto do hereby agree as follows:

SUBSCRIPTION FOR SHARES

1.1 Subject to the terms and conditions hereinafter set-forth, the Subscriber hereby subscribes for and agrees to purchase from the Company such number of Units as is set-forth upon the signature page hereof at a price equal to $0.0012 per Unit, and the Company agrees to sell such Units to Subscriber for said purchase price. Upon execution, this subscription shall be irrevocable by Subscriber.

1.2 The purchase price for the Units subscribed to hereunder is payable by the Subscriber contemporaneously with the execution and delivery of this Subscription Agreement to **Dale Baumbauer, 7231 S. Eastern Ave., Suite B247, Las Vegas, NV 89119** or such other place as the Company shall designate in writing. Payment can be made either by submitting a personal check, cashier's check or money order or by such other consideration that the board deems advisable in its discretion (e.g., promissory note), for the full purchase price of $0.0012 per Unit with the executed Subscription Agreement. Payments shall be made payable to "Recovery Enterprises, Inc."

REPRESENTATIONS AND WARRANTIES BY SUBSCRIBER

2.1 Subscriber hereby severally represents and warrants to the Company the following:

(A) Subscriber recognizes that the purchase of Units subscribed to herein involves a high degree of risk in that the Company current operations have only recently been incorporated and may require substantial funds;

(B) an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Units;

(C) Subscriber has such knowledge and experience in finance, securities, investments, including investment in non-listed and non registered securities, and other business matters so as to be able to protect its interests in connection with this transaction;

(D) Subscriber hereby acknowledges receipt of a copy of the Offering Circular relating to this offering and the Units which is on file with the United States Securities and Exchange Commission ("SEC") and represents and warrants that, in making his investment in the Units, he is not relying upon any representations by the Company or its representatives other than those contained in the Offering Circular.

REPRESENTATIONS BY THE COMPANY

3.1 The Company represents and warrants to the Subscriber that:

(A) The Company is a corporation duly organized, existing and in good standing under the laws of the State of Nevada and has the corporate power to conduct the business which it conducts and proposes to conduct.

(B) Upon issue, the Units will be duly and validly issued, fully paid and non-assessable common shares, and warrants to purchase common shares, in the capital of the Company.

TERMS OF SUBSCRIPTION

4.1 Pending acceptance of this subscription by the Company, all funds paid hereunder shall be deposited by the Company and immediately available to the Company for its general corporate purposes.

4.2 Subscriber hereby authorizes and directs the Company to deliver the securities to be issued to such Subscriber pursuant to this Subscription Agreement to Subscriber's address indicated herein.

4.3 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada.

4.4 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

IN WITNESS WHEREOF, this Subscription Agreement is executed as of the ___ day of __________, 2008.

Number of Units Subscribed For: ______________________________

Signature of Subscriber: ______________________________

Name of Subscriber: ______________________________

Address of Subscriber: ______________________________

Subscriber's SS#: ______________________________

ACCEPTED BY: Recovery Enterprises, Inc.

Signature of Authorized Signatory: ____________________

Name of Authorized Signatory: ____________________

Date of Acceptance: ____________________

Exhibit 11 Opinion of Cane Clark LLP, with consent to use

CANE CLARK LLP

3273 E. Warm Springs
Las Vegas, NV 89120

Kyleen E. Cane Bryan R. Clark
Joe Laxague Scott P. Doney

Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: jlaxague@caneclark.com

July 29, 2009

Recovery Enterprises, Inc.
7231 S. Eastern Ave., Ste. B247
Las Vegas, Nevada 89119

Re: Recovery Entpperprises, Inc.., Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as counsel for Recovery Enterprises, Inc., (the "Company"), in connection with the preparation of the recent offering statement statement on Form 1-A (the "Offering Statement") to be filed with the Securities and Exchange Commission, relating to the offering of 25,000,000 Units, including: (1) the 25,000,000 shares of common stock which are a part of the Units, (2) the 25,000,000 warrants to purchase shares of common stock which are a part of the Units, and (3) the 25,000,000 shares of common stock issuable upon exercise of such warrants..

In rendering the opinion set forth below, we have reviewed: (a) the Offering Statement and the exhibits attached thereto; (b) the Company's Articles of Incorporation; (c) the Company's Bylaws; (d) certain records of the Company's corporate proceedings as reflected in its minute books; and (e) such statutes, records and other documents as we have deemed relevant. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and conformity with the originals of all documents submitted to us as copies thereof. In addition, we have made such other examinations of law and fact, as we have deemed relevant in order to form a basis for the opinion hereinafter expressed.

Based upon the foregoing, we are of the opinion that the 25,000,000 shares of common stock which are a part of the Units and the 25,000,000 warrants to purchase shares of common stock which are a part of the Units, will, when properly subscribed for and upon payment in full of the subscription price as described in the Offering Statement, be validly issued, fully paid and non-assessable. In addition, we are of the opinion that the 25,000,000 additional shares of common stock underlying the warrants being offered will, upon proper exercise of such warrants and payment of the required exercise price, become validly issued, fully paid and non-assessable.

This opinion is based on the corporate law of the State of Nevada, including applicable statutory provisions, and reported judicial decisions interpreting those laws.

Very truly yours,

CANE CLARK LLP
Joe Laxague, Esq.

CANE CLARK LLP

3273 E. Warm Springs
Las Vegas, NV 89120

Kyleen E. Cane   Bryan R. Clark
Joe Laxague   Scott P. Doney

Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: jlaxague@caneclark.com

CONSENT

WE HEREBY CONSENT to the inclusion of our name and use of our opinion in connection with the Form 1-A Offering Statement filed with the Securities and Exchange Commission as counsel for the issuer, Recovery Enterprises, Inc.

Very truly yours,

CANE CLARK LLP
Joe Laxague, Esq.